                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(X)      ANNUAL REPORT PURSUANT TO SECTION 15d OF THE SECURITIES EXCHANGE ACT OF
         1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM            TO
                                               -----------  ------------


COMMISSION FILE NUMBER 0-11757





A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

           J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN
                          615 J.B. HUNT CORPORATE DRIVE
                             LOWELL, ARKANSAS 72745




B. NAMER OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       J.B. HUNT TRANSPORT SERVICES, INC.
                          615 J.B. HUNT CORPORATE DRIVE
                             LOWELL, ARKANSAS 72745

                                 (501) 820-0000

                              REQUIRED INFORMATION


The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:


FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditors' Report

Statements of Net Assets Available for Benefits, December 31, 1998, and 1997

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1998, and 1997

Notes to Financial Statements, December 31, 1998, and 1997

Item 27(a) - Schedule of Assets Held for Investment Purposes, December 31, 1998

Item 27(d) - Schedule of Reportable Transactions, Year Ended December 31, 1998



EXHIBIT

23 - Independent Auditors' Consent



                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                          J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE
                          RETIREMENT PLAN


DATE:  June 28,1999       BY:  /s/  Jerry W. Walton
       ------------           ---------------------------------------------
                          Jerry W. Walton
                          Executive Vice President Finance & Administration
                          Chief Financial Officer of J.B. Hunt Transport
                          Services, Inc.
                          Administrator of the Retirement Plan and member of
                          Retirement Plan Investment Committee

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN


                                TABLE OF CONTENTS


                                                                                    PAGE

Independent Auditors' Report                                                          1


Statements of Net Assets Available for Benefits - December 31, 1998 and 1997          2


Statements of Changes in Net Assets Available for Benefits - Years ended
     December 31, 1998 and 1997                                                       3


Notes to Financial Statements                                                         4


Item 27(a) - Schedule of Assets Held for Investment Purposes - December 31, 1998     19


Item 27(d) - Schedule of Reportable Transactions - Year ended December 31, 1998      20


                          INDEPENDENT AUDITORS' REPORT


The Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan ("Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    KPMG LLP



Little Rock, Arkansas
May 21, 1999

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997

                                                                       1998                   1997
                                                                     (NOTE 8)               (NOTE 8)
                                                                   ------------           ------------
                                     ASSETS

Investments, at fair value (note 3):
    Guaranteed interest account                                    $ 36,565,975            33,110,366
    Mutual funds                                                     76,354,388            55,076,429
    Common stock - J.B. Hunt Transport Services, Inc.                18,838,511             7,246,428
    Participant notes receivable                                     11,658,474             9,584,738
                                                                   ------------           ------------
               Total investments                                    143,417,348           105,017,961
                                                                   ------------           ------------

Receivables:
    Contributions:
       Employer                                                          81,115               123,105
       Employee                                                         328,123               373,858
    Accrued investment income                                            11,845                14,896
                                                                   ------------           ------------
               Total receivables                                        421,083               511,859
                                                                   ------------           ------------
               Total assets                                         143,838,431           105,529,820

                                   LIABILITIES

Corrective distributions payable to participants (note 6)                57,762               102,706
                                                                   ------------           ------------
               Net assets available for benefits                   $143,780,669           105,427,114
                                                                   ------------           ------------
                                                                   ------------           ------------

See accompanying notes to financial statements.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1998 and 1997

                                                                           1998                   1997
                                                                         (NOTE 8)               (NOTE 8)
                                                                       ------------           ------------
Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments (note 3)          $ 14,381,776             9,711,985
       Interest and dividends                                             3,877,051             3,480,515
                                                                       ------------           ------------
                                                                         18,258,827            13,192,500
                                                                       ------------           ------------

    Contributions:
       Employer                                                           6,524,058             4,891,310
       Participants                                                      25,450,584            16,038,066
       Transfers from other plans                                         2,453,402             1,553,096
                                                                       ------------           ------------
                                                                         34,428,044            22,482,472
                                                                       ------------           ------------
               Total additions                                           52,686,871            35,674,972
                                                                       ------------           ------------

Deductions from net assets attributed to:
    Benefits paid to participants                                         6,723,879             6,617,769
    Administrative expenses                                                  46,005                68,380
    Transfers to other plans                                              7,563,432             3,367,126
                                                                       ------------           ------------
               Total deductions                                          14,333,316            10,053,275
                                                                       ------------           ------------
               Increase in net assets available for benefits             38,353,555            25,621,697

Net assets available for benefits:
    Beginning of year                                                   105,427,114            79,805,417
                                                                       ------------           ------------
    End of year                                                        $143,780,669           105,427,114
                                                                       ------------           ------------
                                                                       ------------           ------------

See accompanying notes to financial statements.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)      DESCRIPTION OF PLAN

         The following brief description of the J.B. Hunt Transport Services, Inc. ("Company" or "Employer") Employee Retirement Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code. The Plan covers all participants from a prior plan as of December 31, 1994, and each current employee of the Company as of the first day of the payroll period coincident with or immediately following the date he or she has completed one year of eligibility service. Beginning January 1, 1998, employees were eligible to participate immediately upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 1998, the Plan had 11,269 participants, of which 8,840 were active.

         (b)      CONTRIBUTIONS

                  Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Section 415(c) of the Internal Revenue
                  Code). Employer matching contributions are as follows:


                           PARTICIPANTS' SALARY                EMPLOYER
                          REDUCTION CONTRIBUTION               MATCHING
                          ----------------------               --------
                                    1%                             .5%
                                    2%                              1%
                                    3%                            1.5%
                                    4%                              2%
                                    5%                            2.5%
                                 6% - 16%                           3%


                  Additional amounts may be contributed at the option of the Company's board of directors. No such additional amounts were contributed in 1998 or 1997.

         (c)      PARTICIPANT'S ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended December 31, 1998 and 1997 amounted to approximately $95,000 and $389,000, respectively.

                                                                   (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

         (d)      VESTING

                  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant's normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least five years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of five years of vesting service, the vesting percentages are as follows: 0 - 3 years - 0%; 3 - 4 years - 50%; 4 - 5 years - 75%.

         (e)      INVESTMENT OPTIONS

                  Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

                  - GUARANTEED INTEREST ACCOUNT - A group annuity insurance product issued by Prudential Insurance Company of America ("Prudential"). Contributions are invested in fixed income securities having short to intermediate maturities with the objective of providing stable, competitive interest rates based on current market conditions. A current interest rate is declared on each successive calendar quarter. That announced rate stays in effect through the end of the following calendar year for contributions received during that calendar quarter. The guaranteed rates for 1998 ranged from 5% to 5.85%.

                  - J.B. HUNT COMPANY STOCK FUND - Contributions are invested exclusively in Company common stock.

                  -        MUTUAL FUNDS

                           a. Longleaf Partners Fund - Southeastern Asset Management ("SAM") is the fund manager and invests in common stocks of a limited number of companies which SAM believes to have unrecognized intrinsic value with the objective of providing long-term capital appreciation.

                           b. Prudential Active Balanced Fund - Jennison Associates Capital Corp. ("Jennison") is the fund manager and invests in a mix of equity securities, investment grade income securities and money market instruments with the objective of providing total returns approaching those of an equity portfolio but with less risk.

                           c. Prudential International Stock Fund - Mercator Asset Management, L.P. ("Mercator") is the fund manager and invests in equity securities of companies that are incorporated, organized, or that do business outside of the United States with the objective of providing long-term growth of capital.

                                                                   (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                           d. Prudential Money Mart Assets - Prudential Management Fund, Inc. ("PMF") is the fund manager and invests in U.S. Government and agency obligations, bank certificates of deposit and commercial paper with the objective of providing maximum current income consistent with stability of capital and the maintenance of liquidity.

                           e. Prudential Government Income Fund - PMF is the fund manager and invests in intermediate and long-term U.S. Government and agency obligations with the objective of providing high current income.

                           f. Prudential Jennison Growth Fund - PMF is the fund manager and invests in equity securities of companies that exceed
                                    $1 billion in market capitalization with the objective of providing long-term growth of capital. Jennison furnishes investment advisory services under a Subadvisory Agreement with PMF.

                           g. Putnam New Opportunities Fund - Putman Investment Management, Inc. is the fund manager and invests in debt and equity securities with the objective of providing long-term capital appreciation.

                           h. Prudential Stock Index Fund - Prudential Diversified Investment Strategies ("PDIS") is the fund manager and invests in a broad mix of equity securities that provide investment results that correspond to the price and yield performance of the Standard & Poor's 500 Composite Price Index.

                  During 1997, funds invested in a Transfer Guaranteed Fund were transferred to the Guaranteed Interest Account fund.

         (f)      PARTICIPANT NOTES RECEIVABLE

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent, (8.75% at December 31, 1998). Principal and interest is paid ratably through monthly payroll deductions.

         (g)      TRANSFERS TO OTHER PLANS

                  During the years ended December 31, 1998 and 1997, respectively, the Plan transferred certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded at the fair value of the assets on the date transferred.

                                                                   (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

         (h)      PAYMENT OF BENEFITS

                  On termination of service due to normal retirement, disability or death, a participant will receive a lump-sum amount in cash equal to the value of the participant's vested interest in his or her account.

                  At December 31, 1998 and 1997, approximately $16,959,000 and $5,826,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who have withdrawn from participation in the Plan.

         (i)      PRIOR YEAR RECLASSIFICATIONS

                  Certain 1997 amounts have been reclassified to conform to 1998 presentation. These prior year classifications had no effect on 1997 changes in net assets available for benefits.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

         (b)      INVESTMENT VALUATION

                  The Plan's investments are valued at fair value on December 31, 1998 and 1997. Purchases and sales of securities are recorded on a trade-date basis. The fair value for shares of the Guaranteed Interest Account is determined based on a comparison of the quarterly guaranteed interest rates to the interest rate being offered in the current quarter. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Company common stock are valued at quoted market prices. Net appreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. Participant notes receivable are carried at the unpaid principal balance which approximates fair value. The cost of securities sold is determined by the weighted average cost method.

         (c)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid.

         (d)      USE OF ESTIMATES

                                                                   (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                  Management of the Plan has made and used estimates and assumptions relating to the reporting of assets and liabilities and additions and deductions to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)      INVESTMENTS

         The following table presents the fair value of investments. Investments representing 5% or more of the Plan's net assets are separately identified:

                                                                                    DECEMBER 31
                                                 -----------------------------------------------------------------------------
                                                                1998                                       1997
                                                 --------------------------------           ----------------------------------
                                                  NUMBER OF                                  NUMBER OF
                                                  SHARES OR              FAIR                SHARES OR               FAIR
                                                    UNITS                VALUE                 UNITS                 VALUE
                                                 ----------          ------------            ----------          -------------

         Guaranteed Interest Account             36,565,975          $ 36,565,975            33,110,366          $ 33,110,366
                                                 ----------          ------------            ----------          -------------
                                                 ----------                                  ----------
         Mutual funds:
             Longleaf Partners Fund                 901,371            21,984,430               780,955            20,289,213
             Jennison Growth Fund                 1,094,320            20,047,936               878,119            12,039,009
             Active Balanced Fund                   729,524             9,461,930               548,293             7,160,712
             International Stock Fund               449,464             8,737,583               442,983             7,831,933
             Other                                        -            16,122,509                     -             7,755,562
                                                 ----------          ------------            ----------          -------------
                                                 ----------                                  ----------
                                                                       76,354,388                                  55,076,429
                                                                     ------------                                -------------

         Common stock - J.B. Hunt
             Transport Services, Inc.               819,065            18,838,511               386,476             7,246,428
         Participant notes receivable                     -            11,658,474                     -             9,584,738
                                                 ----------          ------------            ----------          -------------
                                                 ----------                                  ----------
                 Total                                               $143,417,348                                $105,017,961
                                                                     ------------                                -------------
                                                                     ------------                                -------------

         During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:


                                          DECEMBER 31
                               --------------------------------
                                   1998                  1997
                               -----------            ---------

         Mutual funds          $10,597,134            7,992,362
         Common stock            3,784,642            1,719,623
                               -----------            ---------
                               $14,381,776            9,711,985
                               -----------            ---------
                               -----------            ---------

(4)      PLAN TERMINATION

                                                                   (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5)      RELATED PARTY TRANSACTIONS

         The Plan's guaranteed interest account is issued by Prudential. Additionally, certain plan investments are shares of mutual funds managed by Prudential affiliates, PMF and PDIS. Prudential Defined Contribution Services, Inc. performs recordkeeping responsibilities for the Plan and Prudential Trust Company is the Plan trustee.

(6)      FEDERAL INCOME TAXES

         The Internal Revenue Service has determined and informed the Company by letter dated December 4, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

         The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, employer contributions and allocations to participants' accounts of investment earnings are not taxable to participants when made or when credited to the participants' accounts. However, participant distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

         Discrimination tests for Plan year 1998, as described in Treasury Regulations Section 1.401(m), have been completed subsequent to December 31, 1998. As a result, approximately $58,000 of corrective distributions are required to be made to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a). The Plan's administrator intends to make such corrective distributions to preserve the Plan's tax exempt status.

         Discrimination tests for Plan year 1997, as previously described, were completed subsequent to December 31, 1997. As a result, approximately $103,000 of corrective distributions were made to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a).


                                                                   (Continued)

(7)      YEAR 2000 (UNAUDITED)

         The Plan could be adversely affected if the computer systems and those of service providers used by the Plan or the Company do not properly process and calculate date related information from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Company is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Plan's other major service providers.


                                                                   (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(8)      401(k) FUNDS

         Participants have the option to direct their investments into the following funds. An analysis of net assets available for benefits of each fund as of December 31, 1998 and 1997 is presented below:


                                                                       J.B. HUNT
                                                 GUARANTEED             COMPANY           LONGLEAF             ACTIVE
                                                  INTEREST               STOCK            PARTNERS            BALANCED
                                                  ACCOUNT                FUND               FUND                FUND
                                                ------------         -----------         ----------         ----------

December 31, 1998:
  Investments:
     Guaranteed interest account                $ 36,565,975                  --                 --                 --
     Mutual funds                                         --                  --         21,984,430          9,461,930
     Common stock - J.B. Hunt
        Transport Services, Inc.                          --          18,838,511                 --                 --
     Participant notes receivable                  5,459,625           1,143,073          2,228,162            742,611
                                                ------------         -----------         ----------         ----------
        Total investments                         42,025,600          19,981,584         24,212,592         10,204,541
                                                ------------         -----------         ----------         ----------
  Receivables:
     Contributions                                   113,572              58,511             68,282             29,389
     Accrued investment income                         3,287               1,694              1,976                851
                                                ------------         -----------         ----------         ----------
        Total receivables                            116,859              60,205             70,258             30,240
                                                ------------         -----------         ----------         ----------
        Total assets                              42,142,459          20,041,789         24,282,850         10,234,781
  Corrective distributions payable to
     participants                                    (57,762)                 --                 --                 --
                                                ------------         -----------         ----------         ----------
        Net assets available for benefits       $ 42,084,697          20,041,789         24,282,850         10,234,781
                                                ------------         -----------         ----------         ----------
                                                ------------         -----------         ----------         ----------

                                                                   (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                        INTERNATIONAL     MONEY     GOVERNMENT   JENNISON         NEW          STOCK
                                           STOCK          MART        INCOME      GROWTH     OPPORTUNITIES     INDEX
                                            FUND         ASSETS        FUND        FUND          FUND          FUND        TOTAL
                                        -------------   ---------   ---------   ----------   -------------  ----------  -----------

December 31, 1998:
  Investments:
     Guaranteed interest account                   --          --          --           --             --          --    36,565,975
     Mutual funds                           8,737,583   3,782,455   4,429,426   20,047,936      3,123,149   4,787,479    76,354,388
     Common stock - J.B. Hunt
        Transport Services, Inc.                   --          --          --          --              --          --    18,838,511
     Participant notes receivable             637,080     132,070     209,590      674,432        169,871     261,960    11,658,474
                                        -------------   ---------   ---------   ----------   -------------  ----------  -----------
        Total investments                   9,374,663   3,914,525   4,639,016   20,722,368      3,293,020   5,049,439   143,417,348
                                        -------------   ---------   ---------   ----------   -------------  ----------  -----------
  Receivables:
     Contributions                             27,138      11,749      13,758       62,267          9,699      14,873       409,238
     Accrued investment income                    786         340         398        1,802            281         430        11,845
                                        -------------   ---------   ---------   ----------   -------------  ----------  -----------
        Total receivables                      27,924      12,089      14,156       64,069          9,980      15,303       421,083
                                        -------------   ---------   ---------   ----------   -------------  ----------  -----------
                                            9,402,587   3,926,614   4,653,172   20,786,437      3,303,000   5,064,742   143,838,431
        Total assets
  Corrective distributions payable to
     participants                                  --          --          --           --             --          --       (57,762)
                                        -------------   ---------   ---------   ----------   -------------  ----------  -----------
      Net assets available for benefits     9,402,587   3,926,614   4,653,172   20,786,437      3,303,000   5,064,742   143,780,669
                                        -------------   ---------   ---------   ----------   -------------  ----------  -----------
                                        -------------   ---------   ---------   ----------   -------------  ----------  -----------


                                                                    (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                                                          J.B. HUNT
                                                      GUARANTEED           COMPANY         LONGLEAF           ACTIVE
                                                       INTEREST             STOCK          PARTNERS          BALANCED
                                                        ACCOUNT              FUND            FUND              FUND
                                                      -----------         ----------       ----------        ----------

December 31, 1997:
    Investments:
       Guaranteed interest account                    $33,110,366                --                --                --
       Mutual funds                                            --                --        20,289,213         7,160,712
       Common stock                                            --         7,246,428                --                --
       Participant notes receivable                     5,002,884           854,872         1,893,239           564,641
                                                      -----------         ----------       ----------        ----------
              Total investments                        38,113,250         8,101,300        22,182,452         7,725,353
                                                      -----------         ----------       ----------        ----------
    Receivables:
       Contributions                                      172,420            37,735           105,655            37,289
       Accrued investment income                            5,168             1,131             3,167             1,118
                                                      -----------         ----------       ----------        ----------
              Total receivables                           177,588            38,866           108,822            38,407
                                                      -----------         ----------       ----------        ----------
              Total assets                             38,290,838         8,140,166        22,291,274         7,763,760

    Corrective distributions payable to
       participants                                       102,706                --                --                --
                                                      -----------         ----------       ----------        ----------
              Net assets available for benefits       $38,188,132         8,140,166        22,291,274         7,763,760
                                                      -----------         ----------       ----------        ----------
                                                      -----------         ----------       ----------        ----------


                                             INTERNATIONAL    MONEY    GOVERNMENT   JENNISON       NEW          STOCK
                                                 STOCK         MART      INCOME      GROWTH    OPPORTUNITIES    INDEX
                                                  FUND        ASSETS      FUND        FUND         FUND         FUND        TOTAL
                                             -------------  ---------  ----------  ----------  -------------  ---------  -----------
December 31, 1997:
    Investments:
       Guaranteed interest account                      --         --          --          --          --            --   33,110,366
       Mutual funds                              7,831,933  2,549,016   3,048,345  12,039,009     773,721     1,384,480   55,076,429
       Common stock                                     --         --          --          --          --            --    7,246,428
       Participant notes receivable                571,760     64,704     107,590     439,996      40,009        45,043    9,584,738
                                             -------------  ---------  ----------  ----------  -------------  ---------  -----------
           Total investments                     8,403,693  2,613,720   3,155,935  12,479,005     813,730     1,429,523  105,017,961
                                             -------------  ---------  ----------  ----------  -------------  ---------  -----------
    Receivables:
       Contributions                                40,784     13,274      15,874      62,692       4,029         7,211      496,963
       Accrued investment income                     1,222        398         476       1,879         121           216       14,896
                                             -------------  ---------  ----------  ----------  -------------  ---------  -----------
           Total receivables                        42,006     13,672      16,350      64,571       4,150         7,427      511,859
                                             -------------  ---------  ----------  ----------  -------------  ---------  -----------
           Total assets                          8,445,699  2,627,392   3,172,285  12,543,576     817,880     1,436,950  105,529,820

    Corrective distributions payable to
       participants                                     --         --          --          --          --            --      102,706
                                             -------------  ---------  ----------  ----------  -------------  ---------  -----------
           Net assets available for benefits     8,445,699  2,627,392   3,172,285  12,543,576     817,880     1,436,950  105,427,114
                                             -------------  ---------  ----------  ----------  -------------  ---------  -----------
                                             -------------  ---------  ----------  ----------  -------------  ---------  -----------


                                                                     (Continued)
                                       14

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


An analysis of changes in net assets available for benefits for each fund for the years ended December 31, 1998 and 1997 is presented below:

                                                                           J.B. HUNT
                                                      GUARANTEED            COMPANY           LONGLEAF             ACTIVE
                                                       INTEREST              STOCK            PARTNERS            BALANCED
                                                       ACCOUNT                FUND              FUND                FUND
                                                    ------------           ----------         ---------          ----------

Year ended December 31, 1998:
  Additions to net assets attributed to:
      Investment income:
         Net appreciation in fair value
            of investments                          $         --           3,784,642          2,535,299           1,024,667
         Interest and dividends                        2,385,115             186,912            129,158             268,974
                                                    ------------          -----------       -----------          ----------
                                                       2,385,115           3,971,554          2,664,457           1,293,641
                                                    ------------          -----------       -----------          ----------
      Contributions:
         Employer                                      1,867,045             682,789            702,672             471,440
         Participants                                  5,649,473           3,099,394          3,138,968           1,840,296
         Transfers from other plans                      623,635             189,934            232,933             160,489
                                                    ------------          -----------       -----------          ----------
                                                       8,140,153           3,972,117          4,074,573           2,472,225
                                                    ------------          -----------       -----------          ----------
               Total additions                        10,525,268           7,943,671          6,739,030           3,765,866
                                                    ------------          -----------       -----------          ----------
   Deductions from net assets attributed to:
      Benefits paid to participants                    2,542,710             544,964          1,024,100             402,045
      Administrative expenses                             28,407                 900                805               3,885
      Transfers to other plans                         2,432,491             239,260          1,598,339             473,958
                                                    ------------          -----------       -----------          ----------
               Total deductions                        5,003,608             785,124          2,623,244             879,888
                                                    ------------          -----------       -----------          ----------
   Transfers                                          (1,625,095)          4,743,076         (2,124,210)           (414,957)
                                                    ------------          -----------       -----------          ----------
   Increase in net assets available
      for benefits                                     3,896,565          11,901,623          1,991,576           2,471,021
   Net assets available for benefits
      at beginning of year                            38,188,132           8,140,166         22,291,274           7,763,760
                                                    ------------          -----------       -----------          ----------
   Net assets available for benefits
      at end of year                                $ 42,084,697          20,041,789         24,282,850          10,234,781
                                                    ------------          -----------       -----------          ----------
                                                    ------------          -----------       -----------          ----------

                                            INTERNATIONAL     MONEY    GOVERNMENT    JENNISON      NEW          STOCK
                                                STOCK         MART       INCOME       GROWTH   OPPORTUNITIES    INDEX
                                                 FUND         ASSETS       FUND         FUND       FUND         FUND        TOTAL
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
Year ended December 31, 1998:
  Additions to net assets attributed to:
      Investment income:
         Net appreciation in fair value
            of investments                      743,375           --     85,396     5,060,562      418,427      729,408   14,381,776
         Interest and dividends                 203,085      201,604    273,566       144,582       17,418       66,637    3,877,051
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
                                                946,460      201,604    358,962     5,205,144      435,845      796,045   18,258,827
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
      Contributions:
         Employer                               544,155      279,545    304,294       991,862      269,324      410,932    6,524,058
         Participants                         2,073,772    1,079,667  1,153,952     4,025,028    1,410,741    1,979,293   25,450,584
         Transfers from other plans              78,358       82,876     50,741       425,312      337,890      271,234    2,453,402
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
                                              2,696,285    1,442,088  1,508,987     5,442,202    2,017,955    2,661,459   34,428,044
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
               Total additions                3,642,745    1,643,692  1,867,949    10,647,346    2,453,800    3,457,504   52,686,871
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
   Deductions from net assets attributed to:
      Benefits paid to participants             487,727      247,559    291,687       838,111      133,491      211,485    6,723,879
      Administrative expenses                       687        2,153      1,953         3,071          124        4,020       46,005
      Transfers to other plans                  627,959      351,224    483,457     1,051,969      122,635      182,140    7,563,432
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
               Total deductions               1,116,373      600,936    777,097     1,893,151      256,250      397,645   14,333,316
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
   Transfers                                 (1,569,484)     256,466    390,035      (511,334)     287,570      567,933           --
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
   Increase in net assets available
      for benefits                              956,888    1,299,222  1,480,887     8,242,861    2,485,120    3,627,792   38,353,555
   Net assets available for benefits
      at beginning of year                    8,445,699    2,627,392  3,172,285    12,543,576      817,880    1,436,950  105,427,114
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
   Net assets available for benefits
      at end of year                          9,402,587    3,926,614  4,653,172    20,786,437    3,303,000    5,064,742  143,780,669
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------
                                            -------------  ---------  -----------  ----------  -------------  ---------  -----------

                                                                     (Continued)
                                       16

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                                                                                   J.B. HUNT
                                                     GUARANTEED      TRANSFER       COMPANY       LONGLEAF       ACTIVE
                                                      INTEREST      GUARANTEED       STOCK        PARTNERS      BALANCED
                                                       ACCOUNT         FUND           FUND          FUND          FUND
                                                    -----------     -----------    -----------    ---------    ----------

Year ended December 31, 1997:
  Additions to net assets attributed to:
       Investment income:
          Net appreciation in fair value
             of investments                         $        --        91,106       1,719,623    4,235,815       732,321
          Interest and dividends                      2,217,133            --         115,016      253,216       223,559
                                                    -----------     -----------    -----------    ---------    ----------
                                                      2,217,133        91,106       1,834,639    4,489,031       955,880
                                                    -----------     -----------    -----------    ---------    ----------
       Contributions:
          Employer                                    1,382,972         4,093         399,867      591,816       405,935
          Participants                                4,496,814            --       1,194,599    2,083,813     1,343,143
          Transfers from other plans                    430,915            --          71,797      243,639       188,027
                                                    -----------     -----------    -----------    ---------    ----------
                                                      6,310,701         4,093       1,666,263    2,919,268     1,937,105
                                                    -----------     -----------    -----------    ---------    ----------
             Total additions                          8,527,834        95,199       3,500,902    7,408,299     2,892,985
                                                    -----------     -----------    -----------    ---------    ----------
    Deductions from net assets attributed to:
       Benefits paid to participants                  2,718,044       276,314         369,744    1,127,546       440,360
       Administrative expenses                           49,278           341             621          868         3,328
       Transfers to other plans                         951,755        25,690         170,401      922,970       297,762
                                                    -----------     -----------    -----------    ---------    ----------
             Total deductions                         3,719,077       302,345         540,766    2,051,384       741,450
                                                    -----------     -----------    -----------    ---------    ----------
    Transfers                                         2,617,867    (3,933,559)        444,399     (207,200)     (151,309)
                                                    -----------     -----------    -----------    ---------    ----------
    Increase (decrease) in net assets
       available for benefits                         7,426,624    (4,140,705)      3,404,535    5,149,715     2,000,226
    Net assets available for benefits
       at beginning of year                          30,761,508     4,140,705       4,735,631   17,141,559     5,763,534
                                                    -----------     -----------    -----------    ---------    ----------
    Net assets available for benefits
       at end of year                               $38,188,132            --       8,140,166   22,291,274     7,763,760
                                                    -----------     -----------    -----------    ---------    ----------
                                                    -----------     -----------    -----------    ---------    ----------




                                              INTERNATIONAL     MONEY     GOVERNMENT     JENNISON        NEW
                                                  STOCK         MART        INCOME        GROWTH    OPPORTUNITIES
                                                  FUND         ASSETS        FUND          FUND         FUND
                                              -------------   ---------   ----------   ----------   -------------

Year ended December 31, 1997:
  Additions to net assets attributed to:
       Investment income:
          Net appreciation in fair value
             of investments                       300,237            --       72,796    2,364,130        80,480
          Interest and dividends                  197,089       142,222      204,455      105,217         4,366
                                              -------------   ---------   ----------   ----------   -------------
                                                  497,326       142,222      277,251    2,469,347        84,846
                                              -------------   ---------   ----------   ----------   -------------
       Contributions:
          Employer                                592,928       256,600      286,408      793,789        73,631
          Participants                          1,942,971       808,973      890,512    2,652,921       273,564
          Transfers from other plans              146,266        51,901       58,167      218,810        66,604
                                              -------------   ---------   ----------   ----------   -------------
                                                2,682,165     1,117,474    1,235,087    3,665,520       413,799
                                              -------------   ---------   ----------   ----------   -------------
             Total additions                    3,179,491     1,259,696    1,512,338    6,134,867       498,645
                                              -------------   ---------   ----------   ----------   -------------
    Deductions from net assets attributed to:
       Benefits paid to participants              543,393       197,704      185,208      720,986        15,278
       Administrative expenses                      1,816         2,832        2,232        5,877            55
       Transfers to other plans                   307,099       143,112       78,710      399,600         1,532
                                              -------------   ---------   ----------   ----------   -------------
             Total deductions                     852,308       343,648      266,150    1,126,463        16,865
                                              -------------   ---------   ----------   ----------   -------------
    Transfers                                    (610,660)       35,452      (80,302)     684,159       336,100
                                              -------------   ---------   ----------   ----------   -------------
    Increase (decrease) in net assets
       available for benefits                   1,716,523       951,500    1,165,886    5,692,563       817,880
    Net assets available for benefits
       at beginning of year                     6,729,176     1,675,892    2,006,399    6,851,013            --
                                              -------------   ---------   ----------   ----------   -------------
    Net assets available for benefits
       at end of year                           8,445,699     2,627,392    3,172,285   12,543,576       817,880
                                              -------------   ---------   ----------   ----------   -------------
                                              -------------   ---------   ----------   ----------   -------------


                                                 STOCK
                                                 INDEX
                                                  FUND            TOTAL
                                               ----------     ------------

Year ended December 31, 1997:
  Additions to net assets attributed to:
       Investment income:
          Net appreciation in fair value
             of investments                       115,477        9,711,985
          Interest and dividends                   18,242        3,480,515
                                               ----------     ------------
                                                  133,719       13,192,500
                                               ----------     ------------
       Contributions:
          Employer                                103,271        4,891,310
          Participants                            350,756       16,038,066
          Transfers from other plans               76,970        1,553,096
                                               ----------     ------------
                                                  530,997       22,482,472
                                               ----------     ------------
             Total additions                      664,716       35,674,972
                                               ----------     ------------
    Deductions from net assets attributed to:
       Benefits paid to participants               23,192        6,617,769
       Administrative expenses                      1,132           68,380
       Transfers to other plans                    68,495        3,367,126
                                               ----------     ------------
             Total deductions                      92,819       10,053,275
                                               ----------     ------------
    Transfers                                     865,053               --
                                               ----------     ------------
    Increase (decrease) in net assets
       available for benefits                   1,436,950       25,621,697
    Net assets available for benefits
       at beginning of year                            --       79,805,417
                                               ----------     ------------
    Net assets available for benefits
       at end of year                           1,436,950      105,427,114
                                               ----------     ------------
                                               ----------     ------------


                                                                     SCHEDULE 1

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                                                          UNITS
                                                                                        OR NUMBER                        CURRENT
      ISSUER OR BORROWER                         DESCRIPTION                            OF SHARES         COST            VALUE
------------------------------           ----------------------------                   ----------    ------------     -----------

*   The Prudential Insurance             Guaranteed Interest Account                    36,565,975    $ 36,565,975      36,565,975
       Company of America                                                               ----------
                                                                                        ----------
                                         Mutual funds:
    Longleaf Partners Funds                 Longleaf Partners Fund                         901,371      20,606,250      21,984,430

    Putnam Investment                       Putnam New Opportunities
       Management Inc.                         Fund                                         53,451       2,755,681       3,123,149

*   Prudential Mutual Funds                 Stock Index Fund                               173,585       4,143,583       4,787,479
                                            Jennison Growth Fund                         1,094,320      15,040,139      20,047,936
                                            Active Balanced Fund                           729,524       9,235,632       9,461,930
                                            International Stock Fund                       449,464       7,839,826       8,737,583
                                            Money Mart Assets                            3,781,169       3,782,455       3,782,455
                                            Government Income Fund                         478,857       4,289,735       4,429,426
                                                                                        ----------
                                                                                        ----------
*   J.B. Hunt Transport                  Common stock - J.B. Hunt
       Services, Inc.                       Transport Services, Inc.                       819,065      15,981,340      18,838,511

                                         Participant notes receivable
                                            8.75% - 10.00%                                      -       11,658,474      11,658,474
                                                                                        ----------    ------------     ------------
                                                                                        ----------
                                                                                                      $131,899,090     143,417,348
                                                                                                      ------------     -----------
                                                                                                      ------------     -----------

*   Parties-in-interest


    See accompanying independent auditors' report.

                                   SCHEDULE 2

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                               PURCHASE            SELLING
                 DESCRIPTION                     PRICE              PRICE
---------------------------------------       -----------         ---------

* Guaranteed Interest Account:
     Purchases                                $11,990,559                --
     Sales                                             --         8,534,964

  Mutual Funds:
   * Jennison Growth Fund:
        Purchases                              10,370,464                --
        Sales                                          --         6,186,016

     Longleaf Partners Fund:
        Purchases                              11,602,710                --
        Sales                                          --         7,788,344
  Common stock:
   * J.B. Hunt Transport Services, Inc.
        Purchases                              17,445,214                --
        Sales                                          --         7,708,469

   * Parties-in-interest


     See accompanying independent auditors' report.

                                   SCHEDULE 2

                                                   EXPENSES                     CURRENT
                                                   INCURRED                     VALUE ON
                                         LEASE       WITH                      TRANSACTION    NET
                                        RENTAL    TRANSACTION       COST          DATE        GAIN
                                        ------    -----------    ----------    ----------    ------
* Guaranteed Interest Account:             --         --         11,990,559    11,990,559        --
     Purchases                             --         --          8,534,964     8,534,964        --
     Sales

  Mutual Funds:
   * Jennison Growth Fund:                 --         --         10,370,464    10,370,464        --
        Purchases                          --         --          6,118,311     6,186,016    67,705
        Sales

     Longleaf Partners Fund:               --         --         11,602,710    11,602,710        --
        Purchases                          --         --          7,782,820     7,788,344     5,524
        Sales
  Common stock:
   * J.B. Hunt Transport Services, Inc.    --         --         17,445,214    17,445,214        --
        Purchases                          --         --          7,705,194     7,708,469     3,275
        Sales

   * Parties-in-interest
